                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                              (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         Quest Diagnostics Incorporated
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   74834L 10 0
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                                 (CUSIP Number)

                        Donald F. Parman, GlaxoSmithKline
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 21, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
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for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 amends and supplements the Statement on Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on August 19, 1999, and an amendment electronically filed with the Commission on May 11, 2001.

The undersigned hereby amends and supplements Items 2, 5, 6 and 7 of the
Schedule 13D as previously amended to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Schedule 13D as previously amended).

                                  SCHEDULE 13D

CUSIP NO. 74834L 10 0
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GlaxoSmithKline plc

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


         England and Wales
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           22,128,672
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                             22,128,672
              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,128,672
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.8%
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14   TYPE OF REPORTING PERSON*

         CO


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.


Item 2.  Identity and Background.

             (b) The address of the Company's principal executive office is GlaxoSmithKline House, 980 Great West Road, Brentford, Middlesex TW8 9GS, England.

             (c) Set forth in Schedule I to this Amendment ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

             (d) During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this
Item 2.

             (e) During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

             (f) The citizenship of each executive officer and director of the Company is set forth in Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction.

Item 5.  Interest in Securities of the Issuer.

             (a) Amount and Percent Beneficially Owned

             The Company beneficially owns 22,128,672 shares of Common Stock. The number of shares of Common Stock beneficially owned by the Company represents 22.8% of the 95,005,940 shares of Common Stock outstanding at April 30, 2002. Those shares are held by SmithKline Beecham Corporation ("SKB"), a wholly-owned subsidiary of the Company. The directors and executive officers of the Company disclaim beneficial ownership of these shares.

             (c) Subsequent to Amendment No. 1, SKB received 11,064,336 shares pursuant to a two-for-one stock split effective May 31, 2001.


Item 6.   Contracts, Arrangements, Understandings or
          Relationship With respect to Securities of the Issuer.

             On May 21, 2002, SKB entered into an ISDA Master Agreement (including the Schedule and Credit Support Annex thereto) (the "ISDA Master Agreement") with Lehman Brothers Finance S.A. ("Lehman"). On May 21, 2002, SKB and Lehman also entered into 5 transactions (each, a "Transaction") governed by the ISDA Master Agreement (the confirmations evidencing the Transactions, along with the ISDA Master Agreement, the "Agreement") relating to a total of 5,000,000 Shares. SKB has agreed to sell to Lehman, for settlement ranging from July 13, 2006 to March 27, 2008, a number of Shares to be determined based on a formula, which has been structured to provide SKB a hedge against depreciation in the value of the Shares while participating in a portion of the upside of the Shares. SKB has the right to cash settle the Transactions by paying an amount in cash equal to the value of the Shares it would otherwise be obligated to deliver.

             The number of Shares to be delivered will be determined based on a formula as follows. If the price of the Shares determined near the settlement date of a Transaction (the "Final Price") is at or below a specified Depreciation Floor ($84.55 as defined in each Transaction), SKB will be obligated to deliver all the Shares underlying that particular Transaction. If the Final Price is above the
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specified Depreciation Floor and at or below a specified Appreciation
Cap (ranging from $106.11 to $125.30 as defined in each relevant Transaction), SKB will be obligated to deliver a number of Shares equal to the number of Shares underlying that particular Transaction multiplied by the Depreciation Floor divided by the Final Price. If the Final Price is above the specified Appreciation Cap, SKB will be obligated to deliver a number of Shares equal to the number of Shares underlying that particular Transaction multiplied by (i)
1.0 minus (ii) (a) the Appreciation Cap minus the Depreciation Floor divided by
(b) the Final Price.

             Under the Agreement, SKB has pledged to Lehman 5,000,000 Shares. Absent default or SKB's consent, Lehman is not entitled to dispose of nor vote the pledged Shares. In addition, SKB has the right to substitute other collateral.


Item 7.   Materials to be Filed as Exhibits.

             Item 7 is amended by adding the following exhibits thereto.

Exhibit number             Description

4 ISDA Master Agreement between SmithKline Beecham Corporation and Lehman Brothers Finance S.A. dated May 21, 2002

5 Confirmation between SmithKline Beecham Corporation and Lehman Brothers Finance S.A. dated May 21, 2002 with Averaging Dates (as defined in this Confirmation) from May 8, 2007 through May 21,2007

6 Confirmation between SmithKline Beecham Corporation and Lehman Brothers Finance S.A. dated May 21, 2002 with Averaging Dates (as defined in this Confirmation) from March 10, 2008 through March 24, 2008

7 Confirmation between SmithKline Beecham Corporation and Lehman Brothers Finance S.A. dated May 21, 2002 with Averaging Dates (as defined in this Confirmation) from July 10, 2006 through July 21, 2006

8 Confirmation between SmithKline Beecham Corporation and Lehman Brothers Finance S.A. dated May 21, 2002 with Averaging Dates (as defined in this Confirmation) from December 8, 2006 through December 21, 2006

9 Confirmation between SmithKline Beecham Corporation and Lehman Brothers Finance S.A. dated May 21, 2002 with Averaging Dates (as defined in this Confirmation) from October 9, 2007 through October 22, 2007


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  May 22, 2002                     GLAXOSMITHKLINE PLC


                                         By: /s/ Donald F. Parman
                                             -------------------------
                                             DONALD F. PARMAN
                                             Authorized Representative
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                                   SCHEDULE I

                                                                 Principal
                                                                 Occupation
Name                                Business Address             or Employment               Nationality
BOARD OF DIRECTORS

Sir Francis Roger Hurn              Marconi plc                  Company Director            British
                                    One Bruton Street
                                    London, England
                                    W1X 8AQ

Dr. Jean-Pierre Garnier             One Franklin Plaza           Chief Executive Officer     French/USA
                                    Philadelphia, PA
                                    19102

John D. Coombe                      GlaxoSmithKline House        Chief Financial Officer     British
                                    980 Great West Road
                                    Brentford, Middlesex
                                    England  TW8 9GS

Paul Allaire                        PO Box 1600                  Company Director            USA
                                    Stamford, CT
                                    06904

Dr. Michele Barzach                 Sante International          Health Strategy             French
                                    2 Rue Cognac-Jay             Consultant
                                    Paris, France
                                    75007

Sir Christopher Hogg                Reuters Holdings plc         Company Director            British
                                    85 Fleet Street
                                    London, England
                                    EC4P 4AJ

Sir Peter Job                       Reuters Holdings plc         Company Director            British
                                    85 Fleet Street
                                    London, England
                                    EC4P 2DB

John McArthur                       140 Old Connecticut Path     Company Director            Canadian
                                    Wayland, MA
                                    01778

Donald McHenry                      IRC Group                    Company Director            USA
                                    1320 19TH Street NW
                                    Suite 410
                                    Washington, DC
                                    20036

Sir Ian Prosser                     20 North Audley Street       Company Director            British
                                    London, England
                                    W1Y 1WE

Dr. Ronaldo Schmitz                 34 Berkeley Square           Company Director            German
                                    London, England
                                    W1J 5AA

Dr. Lucy Shapiro                    Stanford Univerity           Professor                   USA
                                    School of Medicine
                                    279 Campus Drive
                                    Stanford, CA
                                    94305-5329


COMPANY SECRETARY

Simon M. Bicknell                   GlaxoSmithKline House        Company Secretary           British
                                    980 Great West Road
                                    Brentford, Middlesex
                                    England  TW8 9GS



CORPORATE EXECUTIVE TEAM

Jean-Pierre Garnier                 One Franklin Plaza           Chief Executive             French/USA
                                    Philadelphia, PA Officer
                                    19102

Rupert M. Bondy                     GlaxoSmithKline House        Senior Vice President       British
                                    980 Great West Road          and General Counsel
                                    Brentford, Middlesex
                                    England  TW8 9GS

W. Ford Calhoun                     One Franklin Plaza           Senior Vice President       USA
                                    Philadelphia, PA             Information Technology
                                    19102

John D. Coombe                      GlaxoSmithKline House        Chief Financial             British
                                    980 Great West Road          Officer
                                    Brentford, Middlesex
                                    England  TW8 9GS

Robert A. Ingram                    5 Moore Drive                Chief Operating             USA
                                    Research Triangle Park       Officer & President
                                    NC  27709                    Pharmaceutical
                                                                 Operations

Dr. James B. Palmer                 5 Moore Drive                Senior Vice President       British
                                    Research Triangle Park       New Product Development
                                    NC  27709                    Pharmaceuticals R&D

Daniel J. Phelan                    One Franklin Plaza           Senior Vice President       USA
                                    Philadelphia, PA             Human Resources
                                    19102

Howard Pien                         One Franklin Plaza           President                   USA
                                    Philadelphia, PA             Pharmaceuticals
                                    19102                        International

David M. Stout                      5 Moore Drive                President                   USA
                                    Research Triangle Park       U.S. Pharmaceuticals
                                    NC  27709

Tim Tyson                           5 Moore Drive                President                   USA
                                    Research Triangle Park       Global Manufacturing
                                    NC  27709                    & Supply

Christopher Viehbacher              100 rue de Versailles        President                   German/
                                    78163 Marly-Le-Roi           Pharmaceuticals             Canadian
                                    Cedex, France Europe

Dr. Tadataka Yamada                 709 Swedeland Road           Chairman                    USA
                                    King of Prussia, PA          Research & Development
                                    19406

Jennie Younger                      GlaxoSmithKline House        Senior Vice President       British
                                    980 Great West Road          Corporate Communications
                                    Brentford, Middlesex         & Community Partnerships
                                    England  TW8 9GS

Jack Ziegler                        One Franklin Plaza           President                   USA
                                    Philadelphia, PA             Consumer Healthcare
                                    19102